September 16, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  John Cash, Accounting Branch Chief

Re:	Perma-Fix Environmental Services, Inc.; Form 10-K for Fiscal Year Ended December 31, 2008; File No. 1-11596; Our File No. 07034-0001

Ladies and Gentlemen:

On behalf of Perma-Fix Environmental Services, Inc. (the “Company”), the following are responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for fiscal year ended December 31, 2008 (the “2008 10-K”).  The SEC comments were delivered to Ben Naccarato, Vice President and Chief Financial Officer of the Company, by letter dated September 3, 2009 (the “Comment Letter”).

The SEC’s comments and the Company’s responses thereto are set forth below, numbered as such comments are numbered in the Comment Letter.  Capitalized terms used herein have the meanings assigned to them in the 2008 Form 10-K.

Item 7. Management’s Discussion and Analysis, page 29
Liquidity and Capital Resources, page 41

1.    Please revise your future filings to disclose and discuss the specific terms of the most significant covenants under your credit facility, term loan and other notes.  Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts.  Also, please address the potential risks and consequences of not complying with such covenants.  Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts.  See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Securities and Exchange Commission
September 16, 2009

Response:

The Company’s senior credit facility contains various financial covenants, along with customary representations and warranties.  The senior credit facility contains the most restrictive financial covenants of the Company’s financial obligations.  In this regard, we have reviewed and considered part I.D and part IV.C of Release No. 33-8350 as they relate to our financial position at December 31, 2008 and subsequently at March 31, 2009 and June 30, 2009.  We do not believe that disclosure of specific ratios was or is required since we are not currently reasonably likely to be in breach of our covenants.  To illustrate, the following table reflects the Company’s most recent quarterly compliance with the material financial covenants required by the terms of our senior credit facility as of June 30, 2009;

	Required	Actual
Senior Credit Facility	(dollars in thousands)	(dollars in thousands)
Fixed charge coverage ratio	1:25:1	1:63:1
Minimum tangible adjusted net worth	$ 30,000	$ 52,000

However, in the interest of transparency, in future filings, we will expand our disclosure to include the specific terms of our material financial ratios required by our senior credit facility, as set forth above, and will address the potential risks and consequences of not complying with such covenants.  In addition, the Company will provide the disclosures required by part I.D. and part IV.C. of Release 33-8350 in future filings, if required by part I.D. and part IV.C. of such Release.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you have any questions or comments, please do not hesitate to contact Irwin H. Steinhorn, Esquire at (405) 272-5711 or the undersigned at (770) 587-9898.

Sincerely,

/s/ Ben Naccarato

Ben Naccarato
Vice President
Chief Financial Officer

cc:	Bret Johnson
Dr. Louis F. Centofanti
Irwin H. Steinhorn, Esq.